Mail Stop 3561

July 2, 2007

John R. Jay
Senior Vice President
SunTrust Bank
303 Peachtree Street, N.E., 11th Floor
Atlanta, Georgia 30308

      Re: SunTrust Auto Receivables, LLC
              Registration Statement on Form S-3
              Filed June 5, 2007
              File No. 333-143513

Dear Mr. Jay:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

2. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. Accordingly, please also remove the 9th bullet on page 13 of the base prospectus, indicating that the property of an issuing entity may include "any other property specified in the applicable prospectus supplement."

4. When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB.

5. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Prospectus Supplement

General

6. We note from pages 20 and 25 of the base prospectus that you contemplate using both prefunding and revolving periods. Please provide bracketed language in the summary section of the prospectus supplement illustrating the form of disclosure you would provide for both of these features, if applicable. Refer to Item 1103(a)(5) of Regulation AB.

7. If applicable, please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Where To Find Information In These Documents

8. We note your disclosure here and at the beginning of the base prospectus that if the information in the prospectus varies from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Appendix A, page S-60

9. We suggest explicitly incorporating Appendix A into the text to remove any misunderstanding that it is not part of the prospectus supplement.

Base Prospectus

Prefunding Arrangement, page 20

10. Please disclose, in an appropriate part of the prospectus supplement, the amount of proceeds to be deposited in the prefunding account or include bracketed language to show that the disclosure required by Item 1111(g)(2) will be provided.

11. Please disclose, in an appropriate part of the prospectus supplement, the percentage of the asset pool and any class or series of asset-backed securities represented by the prefunding account or include bracketed language to show that the disclosure required by Item 1111(g)(4) will be provided. Provide this disclosure for the revolving account reference on page 26 also.

12. If applicable, please disclose here any limitations on the ability to add pool assets. Refer to Item 1111(g)(6) of Regulation AB. Provide this disclosure for the revolving period referenced on page 26 also.

13. We note from your disclosure on page 21 that the initial receivables and the subsequent receivables may be originated using different credit criteria. Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding period, including any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

The Securities, page 23

14. Please remove the statement that the "summary does not purport to be complete" and it "qualified in its entirety" as it should be a complete summary containing all information material to investors as regards the securities.

Revolving Period and Amortization Period, page 25

15. Please disclose, in an appropriate part of the prospectus supplement, the maximum amount of additional assets that may be acquired during the revolving period or include bracketed language to show that the disclosure required by Item 1111(g)(2) will be provided.

16. Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the revolving period, including any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

The Notes, page 23

17. We note that the notes and certificates may have a variable interest rate. Please confirm to us that in no eventuality will the receivables have an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Part II

Signatures

18. Please provide the signature for the Controller or Principal Accounting Officer.


*   *   *   *   *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the

John R. Jay
SunTrust Auto Receivables, LLC
July 2, 2007
Page 5

accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile (212) 262-1910</u>
   Christopher B. Horn, Esq.
   Mayer, Brown, Rowe & Maw LLP
   1675 Broadway
   New York, New York 10019-5820